UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

(Amendment No. 1)

Enanta Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29251M106
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251M106	13G	Page 2 of 10

Schedule 13G

Item 1(a).	Name of Issuer:

Enanta Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at 500 Arsenal Street, Watertown, MA 02472.

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is filed by TVM IV GmbH & Co KG (“TVM IV”), TVM IV Management GmbH & Co. KG, the managing limited partner of TVM IV (“TVM IV Management”), TVM V Life Science Ventures GmbH & Co KG (“TVM V LS”), TVM V Life Science Management GmbH & Co. KG, the managing limited partner of TVM V LS (“TVM V LS Management”), TVM Medical Ventures GmbH & Co KG (“TVM Medical”), TVM Capital GmbH, the general partner of TVM Medical (“TVM Capital”), Hubert Birner (“Birner”), who is a member of the investment committee of TVM V LS Management, Stefan Fischer (“Fischer”), who is a member of the investment committee of TVM V LS Management, and Alexandra Goll (“Goll”), who is a member of the investment committees of TVM IV Management, TVM V LS Management and TVM Capital and who together with TVM IV, TVM IV Management, TVM V LS, TVM V LS Management, TVM Medical, TVM Capital, Birner and Fischer, are collectively referred to herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o TVM Capital Group Maximilianstrasse 35C, Munich, 2M, 80539, Germany.

Item 2(c).	Citizenship:

TVM Capital is a German limited liability company. TVM IV, TVM IV Management, TVM V LS, TVM V LS Management and TVM Medical are German limited partnerships. Birner, Fischer and Goll are citizens of Germany.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

29251M106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 29251M106	13G	Page 3 of 10

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer’s outstanding Common Stock.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G

Exhibit 2 – Power of Attorney regarding filings under Securities Exchange Act of 1934, as amended.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 19, 2016

TVM IV GMBH & CO KG

By:          TVM IV MANAGEMENT GMBH & CO. KG,
Managing Limited Partner

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM IV MANAGEMENT GMBH & CO. KG

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM V LIFE SCIENCE VENTURES GMBH & CO KG

By:          TVM V LIFE SCIENCE MANAGEMENT GMBH & CO. KG,
Managing Limited Partner

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM V LIFE SCIENCE VENTURES MANAGEMENT GMBH & CO. KG

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

CUSIP No. 29251M106	13G	Page 5 of 10

TVM MEDICAL VENTURES GMBH & CO KG

By:          TVM CAPITAL GMBH,
General Partner

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM CAPITAL GMBH

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

*
Hubert Birner

*
Stefan Fischer

*
Alexandra Goll

/s/ Rolf Starck
Rolf Starck
As attorney-in-fact

* This Amendment No. 1 to Schedule 13G was executed by Rolf Starck on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

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EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Enanta Pharmaceuticals, Inc.

Date:           February 19, 2016

TVM IV GMBH & CO KG

By:          TVM IV MANAGEMENT GMBH & CO. KG,
Managing Limited Partner

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM IV MANAGEMENT GMBH & CO. KG

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM V LIFE SCIENCE VENTURES GMBH & CO KG

By:          TVM V LIFE SCIENCE MANAGEMENT GMBH & CO. KG,
Managing Limited Partner

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM V LIFE SCIENCE VENTURES MANAGEMENT GMBH & CO. KG

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

CUSIP No. 29251M106	13G	Page 7 of 10

TVM MEDICAL VENTURES GMBH & CO KG

By:          TVM CAPITAL GMBH,
General Partner

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

TVM CAPITAL GMBH

By: /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By: /s/ Josef Moosholzer
Name:  Josef Moosholzer
Title:  Authorized Officer

*
Hubert Birner

*
Stefan Fischer

*
Alexandra Goll

/s/ Rolf Starck
Rolf Starck
As attorney-in-fact

* This Agreement relating to Schedule 13G was executed by Rolf Starck on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 29251M106	13G	Page 8 of 10

EXHIBIT 2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Dr. Hubert Birner
Dr. Hubert Birner

Dated: March 19, 2013

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POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Stefan Fischer
Stefan Fischer

Dated: March 19, 2013

CUSIP No. 29251M106	13G	Page 10 of 10

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Rolf Starck as the undersigned’s true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Dr. Alexandra Goll
Dr. Alexandra Goll

Dated: March 19, 2013